UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.02 per share
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                         (Title of Class of Securities)

                                    515707107
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                                 (CUSIP Number)

Langer Partners, LLC                              Robert L. Lawrence, Esq.
Kanders & Company, Inc.                           Kane Kessler, P.C.
Warren B. Kanders                                 1350 Avenue of the Americas
Two Soundview Drive                               26th Floor
Greenwich, CT 06830                               New York, NY 10019
(203) 552-9600                                    (212) 541-6222

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 2001
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 9.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 515707107             SCHEDULE 13D                   Page 2 of 8 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Langer Partners, LLC 06-160-4198
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*

         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]

         n/a
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                       7    SOLE VOTING POWER             0
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           1,491,856*
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        0
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      1,491,856*
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         1,491,856
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]

         n/a
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.7%
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     14  TYPE OF REPORTING PERSON*

         OO
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* Warren B. Kanders is the sole voting member and sole manager of Langer
  Partners, LLC.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 515707107             SCHEDULE 13D                   Page 3 of 8 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Kanders & Company, Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [_]
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     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

         N/A
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]

         n/a
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                       7    SOLE VOTING POWER             0
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           100,000*
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        0
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      100,000*
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         100,000
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]

         n/a
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
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     14  TYPE OF REPORTING PERSON*

         CO
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* Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                     Page   of
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CUSIP NO. 515707107             SCHEDULE 13D                   Page 4 of 8 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Warren B. Kanders ###-##-####
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [_]
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     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

         N/A
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]

         n/a
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                       7    SOLE VOTING POWER             0
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           1,591,856
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        0
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      1,591,856
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         1,591,856
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]

         n/a
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.1%
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     14  TYPE OF REPORTING PERSON*

         IN
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer Partners, LLC in connection with the shares of common stock, par value $.02 per share, of The Langer Biomechanics Group, Inc., a New York corporation, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

      (i) Name and Issuer: The Langer Biomechanics Group, Inc. (hereinafter referred to as the "Company" or "Issuer").

      (ii) Address of the Principal Executive Offices of Issuer: 450 Commack Road, Deer Park, NY 11729

      (iii) Title of Class of Equity Securities to which this Statement relates:
            Common Stock, $0.02 par value per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c) Kanders & Company, Inc. is a Delaware corporation ("Kanders &
            Co.") established as an investment vehicle and as a financial consultant. Langer Partners, LLC is a private investment limited liability company organized under the laws of Delaware ("Langer LLC"). Warren B. Kanders's principal employment is as a private investor and as the sole shareholder and sole director of Kanders & Co. and the sole voting member and sole manager of Langer LLC. The principal business address and principal office of each of Kanders & Co., Langer LLC, and Warren B. Kanders (collectively, the "Reporting Persons") is Two Soundview Drive, Greenwich, CT 06830.

     (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Warren B. Kanders is a citizen of the United States of America. Kanders & Co. is a corporation organized under the laws of Delaware. Langer LLC is a limited liability company incorporated under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

      Langer LLC acquired 824,475 shares of Common Stock (the "Shares") upon the exercise of options to purchase the Shares, previously granted to Langer LLC by the Issuer, at $1.525 per share for an aggregate consideration of $1,257,324.30. The source of funds used to acquire the Shares was working capital of Langer LLC. None of such funds were derived from borrowed money.

Item 4. Purpose of Transaction.

      The Shares were acquired by the Reporting Persons for investment purposes only. The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer. To this end, the Reporting Persons intend continually to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers. Each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or options or warrants to purchase shares of Common Stock.

      None of the Reporting Persons has any current plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Kanders & Co. beneficially owns options to purchase 100,000 shares of Common Stock (the "Kanders Options"), which constitute approximately 2.4% of the Issuer's outstanding shares of Common Stock.

            Langer LLC beneficially owns 1,491,856 shares of Common Stock which constitute approximately 35.7% of the Issuer's outstanding shares of Common Stock.

            Warren B. Kanders, the sole shareholder and sole director of Kanders & Co. and the sole voting member and manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders Options to purchase 100,000 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, and (ii) 1,491,856 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, representing in the aggregate 38.1% of the Issuer's outstanding shares of Common Stock.

            Each of the above calculations is based upon (i) an aggregate of 2,781,922 shares of Common Stock outstanding at February 28, 2001, the end of the Issuer's fiscal year, plus the exercise of options to purchase an aggregate of 1,400,000 shares of Common Stock on May 14, 2001 (inclusive of the exercise of the options reported herein).

      (b) Kanders & Co. may be deemed to share the power to vote and dispose of the Kanders Options with Warren B. Kanders, its sole shareholder. Langer LLC may be deemed to share the power to vote and dispose of the 1,491,856 shares of Common Stock with Warren B. Kanders, its sole voting member and sole manager. Warren B. Kanders, as the sole shareholder and sole director of Kanders & Co. and the sole voting member of Langer LLC, may be deemed to share the power to vote and dispose of the Common Stock held by Kanders & Co. and Langer LLC.

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2001

                                              LANGER PARTNERS, LLC

                                           By:    /s/ Warren B. Kanders
                                              ----------------------------------
                                              Name:  Warren B. Kanders
                                              Title: Sole Voting Member
                                                     and Manager

                                              KANDERS & COMPANY, INC.

                                           By:    /s/ Warren B. Kanders
                                              ----------------------------------
                                              Name:  Warren B. Kanders
                                              Title: President

                                                  /s/ Warren B. Kanders
                                              ----------------------------------
                                              Warren B. Kanders